UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-31198

Tribute Pharmaceuticals Canada Inc.
(Exact name of registrant as specified in its charter)

151 Steeles Avenue East, Milton, Ontario, Canada L9T 1Y1 (905) 876-1118
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☑

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (Common Shares, no par value)

Pursuant to the requirements of the Securities Exchange Act of 1934, Tribute Pharmaceuticals Canada Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2016

TRIBUTE PHARMACEUTICALS CANADA INC.

By:	/s/ Janice M. Clarke
Name:	Janice M. Clarke
Title:	Vice President Finance & Administration, Treasurer & Secretary